Exhibit 12.1

	Year Ended December 31,					Three months ended March 31,
	2013	2014	2015	2016	2017	2017	2018
Ratio of earnings to fixed charges:
Earnings:
Income from continuing operations	$116,309	$141,642	$97,933	$57,375	$131,226	$27,245	$33,183
Add:
Fixed charges	77,125	174,437	192,823	205,133	211,252	51,200	59,138

Total earnings and fixed charges	$193,434	$316,079	$290,756	$262,508	$342,478	$78,445	$92,321

Fixed Charges:
Interest expense and amortized debt discount and loan cost	$73,269	$166,942	$186,556	$198,367	$204,161	$49,198	$57,462
Estimated interest portion of rental expense	3,856	7,495	6,267	6,766	7,091	2,002	1,676

Total fixed charges	$77,125	$174,437	$192,823	$205,133	$211,252	$51,200	$59,138

Ratio of Earnings to Fixed Charges(1)	2.51	1.81	1.51	1.28	1.62	1.53	1.56

(1)	The ratio of earnings to fixed charges are computed by dividing earnings by fixed charges. For these purposes, “earnings” consist of income from continuing operations before provision for income taxes plus fixed charges, and “fixed charges” consist of interest expense on all indebtedness, amortization of debt issuance costs, and that portion of rental expense deemed to be representative of interest.